Exhibit 11

Pinnacle Entertainment, Inc.

Computation of Earnings Per Share

	For the three months ended March 31,
	Basic		Diluted (a)
	2005	2004	2005	2004
	(in thousands, except per share data)
Average number of common shares outstanding	40,502	31,417	40,502	31,417
Average common shares due to assumed conversion of stock options	0	0	1,920	1,345

Total shares	40,502	31,417	42,422	32,762

Net income (loss)	$(2,231)	$1,433	$(2,231)	$1,433

Net income (loss) per share	$(0.06)	$0.05	$(0.05)	$0.04

(a)	When the computed diluted values are anti-dilutive, the basic per share values are presented on the face of the consolidated statements of operations.